

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Alexander A. Fitzpatrick
Senior Vice President and General Counsel
Verenium Corporation
3550 John Hopkins Court
San Diego, California 92121

    Re: **Verenium Corporation**
           Schedule 14D-9
           Filed October 2, 2013
           File No. 005-60329

Dear Mr. Fitzpatrick:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

1.   Refer to the italicized paragraph on pages 11-12 and, in particular, the following sentence: "Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein." Please revise to remove any potential implication that the Merger Agreement and the Tender and Support Agreements do not constitute public disclosure under the federal securities laws. For instance, clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about Verenium in Verenium's public reports filed with the Commission.

Item 4. The Solicitation or Recommendation, page 12

(i) Background of Offer and Merger, page 12

2.   We note the disclosure on page 15 that the board considered "the efficacy of contacting any potential sponsors, given the Company's profile," and ultimately "agreed that no financial sponsors should be contacted." Please expand the disclosure to explain the rationale for this decision.

(iv) Opinion of Verenium's Financial Advisor, page 28

3.   We note the statement on page 28 that the financial and operating characteristics of Verenium cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that UBS reviewed. Please expand the disclosure to explain the basis for this belief.

Item 8. Additional Information, page 34

Notice of Appraisal Rights, page 35

4.   We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and October 21, 2013," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights. Lastly, we note that in the Schedule TO the bidder refers to October 31, 2013, as opposed to October 21; please revise to clarify the deadline.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3317 if you have any questions regarding our comments.

    Sincerely,

    /s/ Alexandra M. Ledbetter

    Alexandra M. Ledbetter
    Attorney-Advisor
    Office of Mergers and Acquisitions

cc: Via E-mail
        Barbara L. Borden, Cooley LLP
        Matthew T. Browne, Cooley LLP
        Rama Padmanabhan, Cooley LLP
        Ben W. Beerle, Cooley LLP